EXHIBIT 99.1

Golar receives financing commitment for FSRU Tundra

HAMILTON, Bermuda, Oct. 23, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") announced today that it has received an underwritten financing commitment for the December 2015 delivering newbuild FSRU Golar Tundra ("Tundra"). Based on the current cost of the Tundra, the facility of up to $216 million, to be provided by China Merchants Bank Leasing, has a 16 year amortisation profile, will fund the FSRU on a charter free basis, and, at current 10 year interest rate swap levels, will have an all-in cost of less than 6%. Subject to an acceptable charter, Golar expects the facility amount and profile to increase. The facility also provides for the Tundra's eventual sale to Golar LNG Partners L.P. ("Golar Partners" or "the Partnership").  On the current charter free basis the facility will finance a minimum of $50 million more than the final delivery payment to the ship yard thereby releasing this additional cash to Golar.

As part of this financing commitment China Merchants Bank Leasing will also provide a parallel facility to refinance the Golar Partners owned FSRU, Golar Eskimo. Upon drawdown, this new facility will refinance the vessels existing $156 million debt and provide approximately $100 million of additional finance that is expected to be used to repay the remaining $100 million balance of the Golar Eskimo vendor financing facility provided by Golar. This joint financing for Tundra and Eskimo will therefore release approximately $150 million in cash that can be used to augment Golar's existing liquidity position.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

October 23, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan